STATE OF MARYLAND
                            PUBLIC SERVICE COMMISSION


                                 ORDER NO. 73620


IN THE MATTER OF THE INQUIRY     *              BEFORE THE
INTO THE MERGER OF DELMARVA      *        PUBLIC SERVICE COMMISSION
POWER & LIGHT COMPANY AND        *             OF MARYLAND
ATLANTIC ENERGY, INC.            *            _____________

                                              CASE NO. 8744
----------------------------                  -------------



Appearances:

                  Randall V. Griffin and Thomas P. Perkins, III, for Delmarva Power & Light Company.

                  Kathryn L. Simpson, for the Staff of the Public Service Commission of Maryland.

                  Michael J. Travieso, Sandra M. Guthorn, and John D. Sayles, for the Maryland Office of People's Counsel.

                  M. Brent Hare, for the Maryland Department of Natural Resources and the Maryland Energy Administration.



     On October 25, 1996, Delmarva Power & Light Company ("Delmarva," "DPL," or "Company") filed a letter requesting the Commission's concurrence with DPL's position that it need not obtain the Commission's approval prior to Delmarva's merger with Atlantic Energy, Inc. ("Atlantic" or "AEI"). After considering responses filed by the Commission's Staff and the Office of People's Counsel ("OPC" or "People's Counsel"), at the December 11, 1996 Administrative Meeting we decided to initiate this proceeding to determine whether the merger will materially affect the Company's franchise or right.1 Notice of the proceeding was given to Delmarva's customers by way of newspaper advertisements.

     A prehearing conference was held on April 1, 1997, and a procedural schedule was established. Then, on April 18, 1997, DPL filed direct testimony and exhibits on the issue of whether the proposed merger would materially affect the Company's retail franchises or rights thereunder. To plan for the contingency of a Commission finding that the merger would materially affect DPL's franchise or right, the filing also addressed issues relevant to a determination of whether the transaction is consistent with the public convenience and necessity pursuant to Md. Ann. Code art. 78, ss. 24(c).

     After discovery, a hearing was held on May 27, 1997 for cross-examination of Delmarva's witnesses. Following the hearing, the parties engaged in discussions to determine if they could reach a negotiated settlement of the issues presented in the proceeding.

--------
     1 In this regard, Md. Ann. Code art. 78, ss. 24(b)(1) prohibits a public service company such as Delmarva from entering into any agreement or contract materially affecting its franchise or any right thereunder without prior authorization of the Commission.


     On July 1, 1997, the parties to the proceeding2 filed a Settlement Agreement ("Agreement") with the Commission. We have attached the Agreement to this Order as Appendix A. The parties request approval of the merger and the Agreement, and specific findings with respect to the merger.3

     As seen in the Agreement, the parties ask us to find that it is consistent with the public convenience and necessity for DPL to merge with AEI in accordance with the terms and conditions contained in the Merger Agreement, and for a holding company4 to be established which will own 100 percent of Delmarva's and Atlantic City Electric Company's ("Atlantic Electric")5 common stock. The parties also request a finding that it is consistent with the public convenience and necessity for a service company to be established that will be an affiliate of Delmarva and provide various services to DPL.6

--------
     2 In addition to DPL, Staff, and OPC, the parties are the Maryland Energy Administration and the Maryland Department of Natural Resources.

     3 Additionally, on July 8, 1997, Staff filed Comments supporting the Agreement.

     4 The holding company will be called Conectiv, Inc.

     5 Atlantic Electric is a wholly-owned subsidiary of AEI.

     6 The services are generally described in the Company's evidentiary filing, and include such items as accounting, legal and financial services. As part of the settlement, DPL agrees that it will not assert that "any authority preempts this Commission's power to determine the Maryland-retail ratemaking treatment for Delmarva's regulated utility operations of charges, asset transfers, or benefits provided from such service company or other affiliate . . . to Delmarva or . . . from Delmarva to the service company or any affiliate."

     The Agreement further provides that upon merger closing, DPL will provide a benefits package to its Maryland retail jurisdiction of $3.84 million. Of this amount, $3.5 million will be applied to a base rate reduction for Maryland retail customers, and $340,000 will fund annual contributions to certain programs to be agreed upon by the parties. Such programs may include low-income assistance, economic development, or low-income energy efficiency programs. Program funding proposals will be submitted to the Commission for approval. Program funding will continue for three years from the time the funding begins. The base rate reductions will take effect with service rendered on and after the date of the closing of the merger.

     Additionally, the Agreement proposes treatments for merger-related out-of-pocket costs, amortization of the acquisition premium associated with DPL's purchase of Conowingo Power Company, depreciation of the Company's assets, and the sale or auction of Clean Air Act SO2 allowances. The Agreement also contains several "hold harmless" provisions aimed at protecting retail customers from higher rates in the future, and agreements insuring Delmarva's cooperation with and concurrence in the Commission's authority over aspects of the provision of retail electric service in the State. Included among these covenants are Delmarva's agreements to prepare and file a Code of Conduct and Cost Allocation Manual applicable to Conectiv, Inc. and its affiliates, and a retail market power study to be filed in Case No. 8738 7 or other case as determined by the Commission.

--------
     7 Case No. 8739 is a Commission inquiry into the provision and regulation of electric service in Maryland.



     The parties agree that the provisions of their Agreement are not severable, and that the Agreement represents a compromise for the purposes of settlement and shall not be regarded as precedent. The Agreement provides that no party necessarily agrees or disagrees with any particular item in the Agreement, but that the parties do agree that the resolution of the issues in the Agreement, when taken as a whole, produce a result that is consistent with the public convenience and necessity.

     After considering the evidentiary record in this proceeding and the Agreement of the parties, we find that the proposed merger as described in the Agreement is consistent with the public convenience and necessity. Accordingly, we adopt the Agreement in its entirety, without modification. We also make the specific findings requested in Section A of the Agreement. Thus, we find that:


        (1) It is consistent with the public convenience and necessity for Delmarva Power & Light Company to merge with Atlantic Energy, Inc., in accordance with the terms and conditions set forth in the Merger Agreement;

        (2) It is consistent with the public convenience and necessity for a holding company to be established which will own 100 percent of Delmarva Power & Light Company's and Atlantic City Electric Company's common stock; and

        (3) It is consistent with the public convenience and necessity for a service company to be established that will be an affiliate of Delmarva Power & Light Company and will provide various services to Delmarva Power & Light Company as described generally in the evidentiary filing, according to the terms expressed by the parties on Page 2 of their Agreement.

     IT IS, THEREFORE, this 16th day of July, in the year Nineteen Hundred and Ninety-Seven, by the Public Service Commission of Maryland,

     ORDERED: (1) That the Commission adopts the Settlement Agreement filed by the parties on July 1, 1997 in its entirety, without modification.

               (2) That Delmarva Power & Light Company is authorized to proceed with the merger according to the terms set forth in the Merger Agreement and the Settlement Agreement.

               (3) That Delmarva Power & Light Company shall conduct its Maryland retail electric operations in accordance with the terms adopted in this Order.

               (4)  That all motions not previously granted are hereby denied.

                                           /s/-----------------------------

                                           /s/-----------------------------

                                           /s/-----------------------------

                                           /s/-----------------------------

                                           /s/-----------------------------
                                                      Commissioners



                                   APPENDIX A

IN THE MATTER OF THE INQUIRY       *                BEFORE THE
INTO THE MERGER OF DELMARVA        *        PUBLIC SERVICE COMMISSION
POWER & LIGHT COMPANY AND          *                OF MARYLAND
ATLANTIC ENERGY, INC.              *               _____________

                                                   CASE NO. 8744
                                                   -------------



                              SETTLEMENT AGREEMENT


     WHEREAS, the undersigned Parties (Delmarva Power & Light Company ("Delmarva"), Maryland Public Service Commission Staff ("Staff"), Office of People's Counsel ("OPC"), Maryland Energy Administration and the Maryland Department of Natural Resources (collectively referred to as "MEA/DNR")), have reached a settlement under which they believe the proposed merger will be consistent with the public convenience and necessity, and the Parties further agree that the Public Service Commission of Maryland ("Commission") should grant prompt regulatory approval of the merger as described in this settlement;

     NOW THEREFORE, on this 1st day of July, 1997, the undersigned Parties agree to recommend that the Commission approve this settlement and make the findings specified herein.

A.   Approval of the Merger Agreement and Specific Findings.

     The Parties to this settlement agreement recommend that the Commission make the following findings with respect to the merger as it will be implemented in conjunction with this settlement agreement:

     1. It is consistent with the public convenience and necessity for Delmarva to merge with Atlantic Energy, Inc. ("AEI") in accordance with the terms and conditions set forth in the Merger Agreement;

     2. It is consistent with the public convenience and necessity for a holding company to be established which will own 100% of Delmarva's and Atlantic City Electric Company's ("Atlantic Electric") common stock; and

     3. It is consistent with the public convenience and necessity for a service company to be established that will be an affiliate of Delmarva and will provide various services to Delmarva as described generally in Delmarva's evidentiary filing. Delmarva agrees that it will not assert that any authority preempts this Commission's power to determine the Maryland-retail ratemaking treatment for Delmarva's regulated utility operations of charges, asset transfers, or benefits provided from such service company or other affiliates to Delmarva or the ratemaking treatment of any charges, asset transfers, or benefits provided from Delmarva to the service company or any affiliate. Delmarva further agrees that it will be subject to the Commission's jurisdiction regarding the ratemaking treatment of costs allocated to Delmarva's Maryland-retail jurisdiction from the service company.

B.   Rate Reductions and Additional
     Funding of Programs by Delmarva.

     1. (a) Upon merger closing, Delmarva agrees to provide a benefits package to its Maryland retail jurisdiction of $3.84 million. $3,500,000 of this amount will be used to provide a base rate reduction for Maryland retail customers. Annually, 340,000 of the total will be used for Delmarva's funding of annual contributions to certain programs in Delmarva's Maryland service territory, to be agreed upon by the Parties. Such programs may include low-income assistance, economic development, low income energy efficiency or other programs. $170,000 of the $340,000 shall be used for economic development programs identified by the MEA/DNR. $170,000 of the $340,000 shall be used for low-income qualifying programs identified by OPC. The Parties shall make good faith efforts to identify such programs by October 1, 1997, for funding and will submit them for Commission review and approval. Such program funding shall continue for three years from the time funding begins.

     (b) Such base rate decrease shall be reflected in a compliance filing made within 30 days after approval of this settlement. Such rate decrease shall become effective for service rendered on and after the date of Closing of the merger. To the extent mathematically feasible, the base rate decrease shall be designed so that the base revenues of each rate class will be decreased by the product of the ratio that each rate class' base revenues (excluding fuel related expenses) bears to the total Delmarva Maryland-retail base revenues (excluding fuel related expenses) multiplied by $3,500,000. For purposes of this calculation, calendar year 1996 shall be used to determine Maryland retail total and class base rate revenues. Nothing herein is intended to cause a change in the Deferred Purchase Power Rate currently applicable to rates in the Conowingo, District.

C.   Amortization of Merger-Related "Out-of-Pocket" Costs.

     The Parties agree that for purposes of Delmarva's quarterly rate of return reports and future base rate cases, severance costs associated with the merger shall be amortized over 5 years and other "out-of-pocket" costs to achieve the merger shall be amortized over 10 years, commencing with the date of Closing of the merger, with the unamortized balance reflected in rate base. Delmarva shall file a report delineating final actual "out-of-pocket" costs with the Commission, including the annual amortization amount based on the actual costs.

D.   Stipulated Treatment of Other Costs.

     1. In Case No. 8583, Order No. 71719, January 18, 1995, the Commission authorized Delmarva to defer for future recovery in rates the amortization of the acquisition premium associated with the purchase of Conowingo Power Company. Effective on the first day of the month following Closing of the merger with AEI, Delmarva shall, for Maryland-retail ratemaking purposes, start to amortize that acquisition premium in accordance with the procedure's approved in Order No. 71719.

     2. In Case No. 8718, Order No. 726999 June 18, 1996, the Commission approved a settlement agreement which established two sets of depreciation rates, the first of which are currently in effect and the second of which were to become effective at a later time. Effective on the first day of the month following Closing of the merger with AEI, Delmarva shall, for Maryland retail-ratemaking purposes, begin to depreciate its assets consistent with the second set of depreciation rates approved in Order No. 72699.

     3. For Maryland-retail ratemaking purposes, Delmarva shall reflect revenues received from the sale or auctioning of Clean Air Act SO2 Allowances as a credit to fuel expense; shall reflect the costs of acquiring Clean Air Act SO2 Allowances in fuel expense for the period during which such SO2 Allowances are expensed; and shall, for purposes of future Maryland-retail base rate cases and rate of return reports, adjust rate base for the cash cost of any such SO2 Allowances purchased for future use. The ratemaking treatment of any such SO2 Allowance transaction between Atlantic Electric and Delmarva shall be subject to Commission review.

E.   "Hold Harmless" Provisions.

     1. Delmarva agrees not to seek to include in Maryland retail rates any merger costs in excess of merger savings. In establishing compliance with this commitment, Delmarva shall be obligated: a) to quantify in accordance with Generally Accepted Accounting Principles the direct, indirect and internal merger costs that are properly attributable to the relevant period used to establish rates, and b) to demonstrate that merger-related savings for the same time period exceed such merger costs.

     2. Delmarva agrees not to seek to include in Maryland-retail rates any costs attributable to AEI's above-market power supply costs and/or regulatory assets, unless Delmarva can demonstrate in a rate or fuel proceeding that doing so is beneficial to its Maryland customers.

     3. Delmarva does not plan in the foreseeable future to blend or levelize Delmarva's and Atlantic Electric's fuel rates. However, if Delmarva decides to do so in the future, Delmarva agrees to seek specific Commission authorization prior to any proposed blending or levelizing Delmarva's fuel rate with Atlantic Electric's fuel rate. Delmarva further agrees that records will be maintained of the costs and revenues associated with any joint purchases or sales of power or fuel sufficient to permit an audit to verify that the appropriate level of costs and revenues are assigned to the Maryland-retail jurisdiction. Upon a proper evidentiary showing, the Commission has the authority to disallow such costs found to be improper or to redetermine such sales revenues. The intent is to avoid inappropriate power supply cost shifting to the Maryland retail jurisdiction.

     4. Delmarva agrees that in future base rate proceedings its allowed rate of return (including cost of equity, debt and capital structure) should not reflect any risk premium or increased capital costs resulting from the merger. This determination of any risk premium or increased capital cost must be based on an appropriate evidentiary record.

F.   Agreements Regarding Future Proceedings.

     1. Delmarva agrees that, to the extent the Commission currently has such power and exercises such power based on an appropriate evidentiary record, Delmarva will not assert that the Commission lacks authority for Maryland-retail ratemaking purposes to disallow costs associated with purchase power contracts between Delmarva and an affiliate or to review and disallow costs associated with Federal Energy Regulatory Commission ("FERC") jurisdictional joint dispatch, capacity equalization or other interconnection or power supply agreements that are either solely between Delmarva and its affiliates or, in the event such FERC jurisdictional agreement(s) involves parties in addition to Delmarva and an affiliate, where a majority of the revenues involved are likely to be paid by or to Delmarva.

     2. Delmarva agrees that it will prepare and file a retail market power study in Case No. 8738 (or other case as determined by the Commission). The undersigned Parties agree to discuss in good faith and to develop jointly the appropriate scope and parameters for such a retail market power study. Nothing herein is intended to limit the Commission's authority to order appropriate and lawful mitigation measures if the Commission finds in Case No. 8738 (or other case as determined by the Commission), based on an appropriate evidentiary record, that Delmarva and/or Conectiv would have retail market power and that mitigation measures should be ordered prior to permitting retail customer competition in Maryland.

     3. Delmarva agrees that it will prepare and file a Code of Conduct and Cost Allocation Manual that would be applicable to Conectiv and its affiliates. Such filing shall be made the later of 6 months after Closing or 90 days after the conclusion of Case No. 8747. Nothing herein is intended to limit the Commission's authority to address affiliate-related issues involving Delmarva and/or Conectiv in Case No. 8747.

     4. The undersigned Parties agree that the earliest test period that shall be used in adjusting or resetting Delmarva's base rates in a future base rate proceeding shall be calendar year 1998.

     5. The undersigned Parties agree that issues relating to the proper ratemaking treatment of transmission revenues received and costs incurred by Delmarva can be addressed in Case No. 8738 or such other case as the Commission may find appropriate.

G.   Other Commitments.

     1. Delmarva agrees that it will not assert that the merger affects Delmarva's obligation to comply with lawful Commission requirements regarding demand-side management programs.

     2. The OPC agrees that, within 10 days of the adoption of this settlement by the Commission, it will make a filing with the FERC to withdraw its request for a hearing on retail market power issues in FERC Docket No. EC97-7-000.

     3. Commission Staff agrees that it will recommend to the Commission that, within 10 days of the adoption of this settlement by the Commission, the Commission should file a letter with FERC in FERC Docket No. EC97-7-000 stating that the Commission has the authority to address retail market power issues, will be addressing such issues in connection with Case No. 8738 and requesting that the FERC not set for hearing any issue regarding Delmarva's, Atlantic Electric's, or Conectiv's retail market power.

     4. Subsequent to Closing the merger, Delmarva shall make good faith efforts to obtain as expeditiously as practicable all necessary approvals, if any, to adjust the Conectiv corporate structure to move Delmarva's current non-utility subsidiaries into one or more affiliates that would not be subsidiaries of the Delmarva utility operating company.

H.   Miscellaneous.

     1. The provisions of this settlement are not severable.

     2. This settlement represents a compromise for the purposes of settlement and shall not be regarded as a precedent with respect to any ratemaking or any other principle in any future case. No Party to this settlement necessarily agrees or disagrees with the treatment of any particular item, any procedure followed, or the resolution of any particular issue in agreeing to this settlement other than as specified herein, except that the Parties agree that the resolution of the issues herein, taken as a whole, produce a result that is consistent with the public convenience and necessity.

         WHEREFORE,  the  undersigned  Parties  respectfully  request  that  the
Commission:

         1)    Make the specific findings set forth in section A above;

         2)    Approve this settlement agreement without modification;

         3) Make any additional findings and all other approvals that the Commission may deem to be necessary to effectuate the proposed merger and to implement this settlement.

     IN WITNESS WHEREOF, intending to bind themselves and their successors and assigns, the undersigned Parties have caused this Settlement to be signed by their duly-authorized representatives.

DELMARVA POWER & LIGHT COMPANY              MARYLAND PUBLIC SERVICE
                                            COMMISSION STAFF



By:  /s/______________________              By:  /s/______________________



MARYLAND OFFICE OF                          MARYLAND ENERGY ADMINISTRATION
PEOPLE'S COUNSEL



By:  /s/______________________              By:  /s/______________________



MARYLAND DEPARTMENT
OF NATURAL RESOURCES



By:  /s/______________________